Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY  10036

September 28, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Talecris Biotherapeutics Holdings Corp.
Registration Statement No. 333-144941

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 (File No. 333-144941) as filed on September 11, 2009 and Preliminary Prospectus issued September 15, 2009, were distributed during the period September 15, 2009 through September 28, 2009, as follows:

Registration Statement	Preliminary Prospectus

7 to 7 Underwriters	16,568 to 7 Underwriters
0 to 0 Dealers
1,195 to 1,195 Institutions
42 to 42 Others

Total: 7	Total: 17,805

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Talecris Biotherapeutics Holdings Corp. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 2:00 p.m. on September 30, 2009, or as soon as practicable thereafter.

Very truly yours,

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.

By:	Morgan Stanley & Co. Incorporated

By:	/s/ John Tyree
Name: John Tyree
Title: Managing Director